UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 6, 2021

TPG PACE BENEFICIAL FINANCE CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39596	98-1499840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce St., Suite 3300 Fort Worth, Texas	76102
(address of principal executive offices)	(zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	TPGY.U	The New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	TPGY	The New York Stock Exchange

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TPGY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on December 10, 2020, TPG Pace Beneficial Finance Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 353463 (“TPGY”), Edison Holdco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and wholly owned subsidiary of TPGY (“Dutch Holdco”), New TPG Pace Beneficial Finance Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 368739 and wholly owned subsidiary of Dutch Holdco (“New SPAC”), ENGIE New Business S.A.S., a société par actions simplifiée organized and existing under the laws of France (“Engie Seller”), and EV Charged B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“EVBox Group”), entered into a Business Combination Agreement (as amended, the “BCA” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, TPGY would merge with and into New SPAC, with New SPAC surviving as a wholly owned subsidiary of Dutch Holdco, and immediately thereafter, Engie Seller would, directly or indirectly, sell, transfer, assign, convey or contribute to Dutch Holdco all of the issued and outstanding equity interests in EVBox Group.

Item 1.01 Entry into a Material Definitive Agreement

On August 6, 2021, TPGY, Dutch Holdco, New SPAC, Engie Seller and EVBox Group entered into that certain Third Amendment to the BCA (the “Third Amendment”) pursuant to which, among other things and subject to the terms and conditions contained therein, the parties thereto (i) extended the Outside Date (as defined in the BCA) from August 6, 2021 to December 31, 2021, (ii) provided TPGY the right to terminate the BCA in its sole discretion at any time during the fifteen business day period following the date on which EVBox Group delivers to TPGY the Interim Unaudited Financial Statements (as defined in the Third Amendment), in addition to TPGY’s existing right to terminate the BCA during the fifteen business day period following its receipt of the 2020 Audit (as defined in the BCA), in each case subject to extension in certain circumstances, (iii) provided TPGY with the ability to (a) release the investors under the Subscription Agreements and Forward Purchase Agreements (each, as defined the BCA) from their respective obligations under such agreements and (b) enter into certain replacement financing arrangements relating to the Business Combination, (iv) replaced the closing condition that TPGY have at least $250 million in Available Cash (as defined in the BCA) with a new closing condition that TPGY have at least an amount of Available Cash (as defined in the BCA) to be mutually agreed by SPAC and Engie Seller, (v) amended the terms of Engie Seller’s expense reimbursement obligations to provide TPGY with the right to be reimbursed by Engie Seller, in the event the BCA is terminated by any party for any reason, in an amount equal to EUR 12 million, which amount shall be increased by EUR 3 million if EVBox Group fails to deliver both the 2020 Audit and the Interim Unaudited Financial Statements to TPGY on or before October 22, 2021, and (vi) revised certain other provisions of the BCA as needed to reflect the implementation of the amendments described in the foregoing clauses (i) through (v).

The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Third Amendment, a copy of which is filed as Exhibit 2.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01 Other Events

In connection with entry into the Third Amendment, TPGY and Engie Seller discussed certain related updates regarding the status of the pending Business Combination. In that regard, TPGY and Engie Seller continue to obtain additional and updated information regarding the business of EVBox Group, including information indicating that the existing audited financial statements of EVBox Group as of and for the year ended December 31, 2019, might require restatement prior to the completion of the audited financial statements of EVBox Group as of and for the year ended December 31, 2020. TPGY and Engie Seller intend to continue to collaborate on the development of a revised business plan and financial forecast for EVBox Group that reflects, among other things, this additional and updated information regarding the business of EVBox Group, as well as the delay in the closing of the Business Combination and EVBox Group’s separation from Engie Seller as a fully independent, publicly traded company following the closing of the Business Combination.

As a result of the foregoing, TPGY does not consider the previously released financial and operating guidance for EVBox Group for future periods to be reliable indicators of EVBox Group’s expected future financial performance (specifically, the financial and operating guidance filed by TPGY as part of its Current Report on Form 8-K filed on December 10, 2020 or any subsequent reproductions of such guidance).

TPGY and Engie Seller intend to continue negotiations on potential further amendments to the BCA to reflect the ongoing work to develop a revised business plan and financial forecast for EVBox Group. In the event that TPGY and Engie Seller are able to mutually agree on terms for a renegotiated BCA, TPGY and Engie Seller expect to work toward completing the Business Combination in late 2021 or during the first half of 2022. However, due to the factors mentioned above and factors previously disclosed in the Company’s Current Report on Form 8-K filed on May 17, 2021, including the continued delay in the delivery of the audited financial statements for EVBox Group as of and for the year ended December 31, 2020, there continue to be significant uncertainties regarding the likelihood that the Business Combination will ultimately be completed.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description of Exhibits

2.1*	Business Combination Agreement, dated as of December 10, 2020, by and among TPG Pace Beneficial Finance Corp., EV Charged B.V., Edison Holdco B.V. and New TPG Pace Beneficial Finance Corp. (incorporated herein by reference to Exhibit 2.1 filed with TPGY’s Form 8-K filed by TPGY on December 10, 2020 (File No. 001-39596))

2.2*	First Amendment to Business Combination Agreement, dated as of March 15, 2021, by and among TPG Pace Beneficial Finance Corp., EV Charged B.V., Edison Holdco B.V. and New TPG Pace Beneficial Finance Corp. (incorporated herein by reference to Exhibit 2.2 filed with TPGY’s Form 8-K filed by TPGY on March 19, 2021 (File No. 001-39596))

2.3	Second Amendment to Business Combination Agreement, dated as of May 31, 2021, by and among TPG Pace Beneficial Finance Corp., EV Charged B.V., Edison Holdco B.V. and New TPG Pace Beneficial Finance Corp. (incorporated herein by reference to Exhibit 2.3 filed with TPGY’s Form 8-K filed by TPGY on June 1, 2021 (File No. 001-39596))

2.4	Third Amendment to Business Combination Agreement, dated as of August 6, 2021, by and among TPG Pace Beneficial Finance Corp., EV Charged B.V., Edison Holdco B.V. and New TPG Pace Beneficial Finance Corp.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended the (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of TPGY into New SPAC and the proposed acquisition of the common shares of EVBox Group by Dutch Holdco, Dutch Holdco’s and TPGY’s ability to consummate the Business Combination, as well as Dutch Holdco’s and TPGY’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Dutch Holdco and TPGY disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Dutch Holdco and TPGY caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Dutch Holdco and TPGY. These risks include, but are not limited to, (1) the existence of significant uncertainty regarding whether the Business Combination will ultimately be completed on the terms currently contemplated or at all; (2) the inability of EVBox Group to timely deliver the 2020 Audit and the fact that the existing audited financial statements of EVBox Group as of and for the year ended December 31, 2019, might require restatement prior to the completion of 2020 Audit; (3) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (4) risks related to the rollout of EVBox Group’s business and expansion strategy; (5) consumer failure to accept and adopt electric vehicles; (6) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (7) the possibility that EVBox Group’s technology and products could have defects or errors; (8) the effects of competition on EVBox Group’s future business; (9) the inability to successfully retain or recruit officers, key employees, or directors following the Business Combination; (10) effects on TPGY’s public securities’ liquidity and trading; (11) the market’s reaction to the Business Combination; (12) the lack of a market for TPGY’s securities; (13) TPGY’s and EVBox Group’s financial performance following the Business Combination; (14) costs related to the Business Combination; (15) changes in applicable laws or regulations; (16) the possibility that the novel coronavirus (“COVID-19”) may hinder TPGY’s ability to consummate the Business Combination; (17) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPGY, Dutch Holdco or EVBox Group; (18) the possibility that TPGY or EVBox Group may be adversely affected by other economic, business, and/or competitive factors; and (19) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by TPGY. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Dutch Holdco’s and TPGY’s expectations and projections can be found in TPGY’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPGY’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

As permitted by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed Business Combination, Dutch Holdco has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) to the SEC, which draft Registration Statement includes a prospectus of Dutch Holdco and a proxy statement of TPGY. Dutch Holdco and TPGY also plan to confidentially submit or file other documents with the SEC regarding the Business Combination. If TPGY elects to proceed with the Business Combination and the Registration Statement is declared effective by the SEC at a later date, a definitive proxy statement/prospectus will thereafter be mailed to the shareholders of TPGY. INVESTORS AND SHAREHOLDERS OF TPGY ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Dutch Holdco and TPGY once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

This is not a solicitation of a proxy from any investor or security holder. Dutch Holdco, TPGY, Engie Seller and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of TPGY in connection with the proposed transaction. Information about the directors and executive officers of TPGY is set forth in TPGY’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Dutch Holdco has confidentially submitted a draft Registration Statement on Form F-4 and the related proxy statement/prospectus with the SEC. Additionally, Dutch Holdco and TPGY will confidentially submit and/or file other relevant materials with the SEC in connection with the proposed Business Combination. Such materials may be obtained free of charge at the SEC’s website at www.sec.gov. However, please note that any materials that are confidentially submitted, including the draft Registration Statement, will not be publicly available until the first public filing of the same, as permitted by the JOBS Act. Investors and security holders of TPGY are urged to read the proxy statement/prospectus and the other relevant materials if and when they become available before making any voting or investment decision with respect to the proposed Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Dutch Holdco, TPGY, Engie Seller and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPGY’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGY’s executive officers and directors in the solicitation by reading TPGY’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the Business Combination if and when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination if and when it becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG Pace Beneficial Finance Corp.

Date: August 6, 2021	By:	/s/ Eduardo Tamraz
	Name:	Eduardo Tamraz
	Title:	Secretary